    Filed by Source Interlink Companies, Inc. Pursuant to Rule 425 Under the
      Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under
                      the Securities Exchange Act of 1934.

  Subject Company: Alliance Entertainment Corp. Commission File No.: 001-13054


Contact: Todd Fromer or Michael Cimini
         KCSA Worldwide
         212-682-6300

                                                           FOR IMMEDIATE RELEASE

              SOURCE INTERLINK ELECTS FOUNDING PARTNER OF ENDEAVOR,
                    TOP TALENT AGENCY, TO BOARD OF DIRECTORS

  ARIEL EMANUEL, REPRESENTATIVE OF LEADING HOLLYWOOD ICONS, INCREASES NUMBER OF
                                DIRECTORS TO NINE

BONITA SPRINGS, FL, NOVEMBER 18, 2004 - SOURCE INTERLINK COMPANIES (NASDAQ:
SORC), the largest direct-to-retail magazine distribution/fulfillment company in North America and leading provider of magazine information and management services for retailers and publishers, today announced that it has elected Ariel Emanuel to its Board of Directors. The addition of Mr. Emanuel, 43, as an outside board member increases the total number of Board of Directors to nine, of which seven are outside members.

Mr. Emanuel is a founding partner of Endeavor, one of the leading agencies in the entertainment industry. As a driving force of the Los Angeles-based agency founded in 1995, Emanuel represents such clients as director Martin Scorsese; filmmaker Michael Moore (Fahrenheit 9/11, Bowling for Columbine), Aaron Sorkin (creator of The West Wing); Larry David (co-creator of Seinfeld and creator of Curb Your Enthusiasm); director John Woo; World Wrestling Entertainment; Conan O'Brien; and actors Michael Douglas, Mark Wahlberg, Vin Diesel, Garry Shandling and Sacha Baron Cohen (Da Ali G Show).

Leslie Flegel, Source Interlink chairman and chief executive officer, said, "We are pleased that Arie Emanuel has agreed to join our board of directors. Arie has been an integral part of the success achieved at Endeavor, which has become one of the top agencies in the creative arts. Arie's vast experience and influence in the entertainment business, with movie studios and DVD producers, will be critical as we complete our transaction with Alliance Entertainment. We are delighted that Arie has accepted our invitation to become a director of the company and we are confident Arie's leadership skills and industry expertise will prove invaluable as we explore the many opportunities presented by bringing a broad assortment of home entertainment content-based products to mass market retail stores."

Prior to founding Endeavor, Emanuel was a partner at InterTalent and a senior agent at International Creative Management. He began his entertainment industry career as an agent trainee at Creative Artists Agency.

ABOUT SOURCE INTERLINK COMPANIES
Source Interlink Companies is a leading provider of fulfillment and marketing services to retail companies who collectively operate approximately 80,000 stores, most major magazine publishers and consumer product manufacturers of confections and general merchandise. Its business consists of three interrelated operating groups: Magazine Fulfillment, In-Store Services and Wood Manufacturing.

    o Magazine Fulfillment manages the direct distribution of magazines to more than 7,000 retail outlets in the specialty retail market operated by 33 retail chains plus independent retailers. It assists these retailers with the selection, logistical procurement and fulfillment of approximately 4,000 monthly and 50 weekly magazine titles. The Fulfillment operating group is the largest U.S. importer of foreign magazine titles and a leading exporter of U.S. titles to the international market.

    o In-Store Services assists retailers in the mainstream retail market with the design, manufacture and implementation of their front-end merchandising programs. This group provides other value-added services to retailers, publishers and other vendors, including assistance with publisher rebate and other fee collection as well as access to real-time sales and marketing information on more than 10,000 magazine titles, enabling customers to make more informed decisions regarding product placement and distribution.

    o Wood Manufacturing designs and manufactures wood displays and store fixtures for leading specialty retailers.

For more information on Source Interlink Companies, please visit the company's website, http://www.sourceinterlink.com/.

SAFE HARBOR STATEMENT

This press release contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to whether the proposed merger with Alliance Entertainment will be consummated. These forward-looking statements reflect Source Interlink's current view about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. Factors that could cause actual results to differ include: the ability to satisfy closing conditions applicable to the merger and regulatory or other delays in completing the proposed merger in a timely manner or at all. Any forward-looking statement speaks only as of the date on which that statement is made. Source Interlink does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements or industry information set forth in this press release to reflect new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

In connection with the proposed merger between Source Interlink and Alliance Entertainment Corp. described in this press release, Source Interlink intends to file a registration statement on Form S-4 including a proxy statement/prospectus and other materials with the Securities and Exchange Commission. Investors and security holders are urged to read these materials when they become available because they will contain important information about the merger. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning Source Interlink at the Securities and Exchange Commission's website, http://www.sec.gov.

Source Interlink, Alliance Entertainment and its respective board members and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of

Source Interlink and Alliance Entertainment in connection with the merger agreement. Information about the board members and executive officers of Source Interlink and their ownership of Source Interlink shares is set forth in the proxy statement for Source Interlink's 2004 Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on May 28, 2004. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.


                                      ###